Exhibit J

Itemized list of estimated expenses incurred or borne by or for the account of the

Republic of Italy in connection with the sale of the 2.375% Notes due October 17, 2024, 2.875% Notes due October 17, 2029 and 4.000% Notes due October 17, 2049

The following are the estimated expenses of the issuance and distribution of the securities being registered, all of which will be paid by, or on behalf of, the Registrar.

Registration fee		389,400
Fiscal and Paying Agent fees and expenses		0
Listing fees		25,675.65	(1)
Printing Expenses		6,413.36	(2)
Total	US$	421,489

(1)         Invoiced amount was €23,100.  Converted at $1.1115/€1.00, the Bank of Italy’s exchange rate prevailing on December 18, 2019.

(2)         Invoiced amount was €5,770.  Converted at $1.1115/€1.00, the Bank of Italy’s exchange rate prevailing on December 18, 2019.

J-1